

Dear Anna & Txell,

It's been a little while since my last artist update.

The last few months have been full at VAWAA, and I'm glad to finally share an update: a few guest words that reflect the spirit of this artist community, important reminders, our focus for new artists this year, and an opportunity to invest in VAWAA's fundraise.

Your Impact, In Guest's Words

Thank you for the care and generosity you bring to every VAWAA. Guests often come to learn a craft, but they leave with much more: a deeper connection to your studio, your culture, your community, and your way of seeing the world.

Here are a few words from guests:

"This was a truly special experience - beyond my expectations. Spending time with Camila and learning how to work with silk gave me a completely new perspective on the material." — <u>Camila, Silk Painting, Spain</u>

"Beyond her generosity in sharing her art and space, Nato showed us around the Academy where she teaches, and we had the honor of meeting students and professors." — <u>Nato, Ceramics, Georgia</u>

"Alexandra, thank you for providing the reference books that helped me understand traditional Cretan design. It was fascinating to learn that prior to WWII, nearly all Cretan homes had looms and weavers who preserved these histories." — <u>Alexandra & Nektaria, Weaving, Greece</u>

"Although our classes were scheduled for only a few hours each day, she generously allowed me to use her atelier for eight to nine hours every day." — Silvia, Ebru Painting, Turkey

"For our last night in Coimbatore, we went to a Hindu temple to watch her perform, along with several other dancers." — Sujatha & Jayashree, Bharatnatyam, India

"Working with Kees was deeply grounding. He doesn't direct you, he stays with you. Observing, responding, and gently opening new ways of seeing without imposing." — Kees, Land Art, Mexico

"What an honor it was to be trusted on the almost 200 year old looms." — Marta & Alessia, Weaving, Italy

"Karelle is an exceptionally talented and creative teacher! From harvesting our own willow, learning to strip the bark and then using that product to create, Karelle exposed us to the entire process." — Karelle, Basketry, France

These words remind us why VAWAA artists are special. It is not only about learning a technique. You allow them into your world.

A Few Important Reminders

As more guests discover VAWAA, we need your help to keep the experience clear and smooth.

Please respond to booking requests as soon as you can. When guests request dates and later learn they are not available, it can be disappointing.

Please keep your calendar updated. Even blocking dates when you cannot host is very helpful. You can [update your calendar using this link](#) at any time.

Please tell us if anything changes, including your studio location, accommodation, pricing, schedule, or what is included. Guests can feel disappointed if they learn later that something has changed.

Please share feedback and photos after a VAWAA. Feedback helps us improve and photos help future guests feel confident booking with you.

New Artist Curation

We are starting to launch new artists again.

This year, we are especially looking for master artists in Japan and Australia, and in practices such as culinary arts, embroidery, lacquer, enamel, writing, mixed media, somatic practices, and Indigenous practices. Unexpected artforms always welcome!

If you know an extraordinary artist, designer, maker, chef, or culture bearer who would be a good fit for VAWAA, please [recommend them here](#).

We are looking for artists who are generous teachers, deeply rooted in their practice, and excited to welcome guests into their creative world.

Artist News

VAWAA artist and jewelry designer [Sabrina](#) is exhibiting in New York at the Museum of Arts and Design. I'll be going to see her show this weekend and am excited to celebrate her work.

If you're ever in New York, please email me. I'd love to see you :)

VAWAA Fundraising Update

You may have seen in our weekly newsletter that we are raising capital to grow VAWAA: bring on more artists, improve the platform, support guests better, share your stories more widely, and build the systems needed to let human creativity thrive.

I wanted to share a more personal note with you here, because artists are at the heart of VAWAA.

This round is special because our own community can participate: guests, artists, friends, and supporters who believe in what we are building.

Unlike a donation, this is an investment in VAWAA. If you choose to participate, you are investing in the long-term financial upside of the company as we grow. As with any investment, there are risks, and returns are not guaranteed. But for those who believe in VAWAA's future, this is a way to be part of building it.

I'm especially touched that two VAWAA artists, Gail and Maria Francesca, have already reserved their investment allocation.

You can also read what other guests, artists, and early supporters are sharing on the Wefunder page about why VAWAA matters to them.

If VAWAA grows, we hope it creates more visibility, income, and recognition for artists around the world. We also hope it helps more people reconnect with human creativity in a time when life is becoming faster and more digital.

You can learn more and reserve your investment allocation: https://wefunder.com/vawaa/

At this stage, VAWAA is "testing the waters" under Regulation Crowdfunding. This means no money or other consideration is being solicited or accepted right now. For now, you can only reserve your interest. Once the legal paperwork is done on our end, you will receive a notification.

Whether or not you invest, you can still help by sharing the campaign with people who believe in artists, creativity, culture, and a more human way to travel.

If anyone has questions, I'm hosting info calls on May 12th and May 21st. You can [pick a date here](#) or reply to this email.


Reserve your investment allocation


Thank you for being part of VAWAA, for opening your studios, and for reminding us why artists are among the greatest teachers the world needs right now.

With love and gratitude ❤️
Geetika and the VAWAA Team

 